United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

June 2024

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: June 20, 2024		Director of Investor Relations

Vale Base Metals

Asset Review

Webinar

June 20, 2024

Disclaimer

"This presentation may include statements that present Vale's expectations about future events or results, including without limitation (i) our asset performance expectation on slides 16, 19, 20, 22, 25 and 27; (ii) production guidance on slide 10, 33 and 34, (iii) cost guidance on slide 10, (iv) projects' start-up and capacity additions on slides 25, 26, 27, 29, 30, 33 and 34; (v) expectations on the consolidated outcomes for the Asset Review initiatives on slides 10, 33, 34 and 35; (vi) expenditures to implement Asset Review initiatives on slides 9 and 35; (vii) potential for increase in resources on slides 17 and 23; (viii) expectations for supply and demand of nickel and copper on slides 39, 41, 42 and 45; and (ix) expectations for EV sales on slide 44.

These risks and uncertainties include factors relating to our ability to perform our production plans and to obtain applicable environmental licenses.

It includes risks and uncertainties relating to the following:

(a) the countries where we operate, especially Brazil, Canada and Indonesia;

(b) the global economy;

(c) the capital markets;

(d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature;

(e) global competition in the markets in which Vale operates;

(f) the estimation of exploration target, mineral resources and mineral reserves as well as the development of mining facilities, our ability to obtain or renew licenses, the depletion and exhaustion of mineral reserves.

To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under "Forward-Looking Statements" and "Risk Factors" in Vale's annual report on Form 20-F."

VALE

1. Pathway to Value

Mark Cutifani

VBM Chairman

2. Market update

Tina Litzinger

Chief Commercial Officer

VALE

1. Pathway to Value

Mark Cutifani

VBM Chairman

2. Market update

Tina Litzinger

Chief Commercial Officer

We have progressed towards creating a standalone organization...

Successful business Carve-out

- Seamless transition from Vale SA
- New governance in place with a dedicated Board and Executives
- Deal closed with Manara Minerals
- Building tailored strategy and corporate support structures

...but there is still work to be done in 2024 and beyond

PTVI divestment on the right path

- Security of land package
- Securing PTVI's long-term license to operate
- VBM will maintain Ni matte offtake
- Joint governance structure enabling continued stability of operations

...to determine our long-term value proposition and focal points

1st phase of the Asset Review concluded

- Comprehensive assessment of operational sites and projects
- Findings will be embedded into the business processes and plans
- Key focus on operational stability and realization of resource potential

...significant value potential recognized in resources and assets

A "Salt-and-Pepper Review" used to identify and unlock VBM's full potential


Voisey's Bay & Long Harbour
Thompson
Sudbury
Salobo
Sossego
Onça Puma
Clydach
Matsusaka
PTVI

Key Levers...

- Resource Endowment
- Mining Methods
- Asset Management
- Flowsheet Optimization
- Project Development

We have a clear path to achieve our full business capabilities...


ILLUSTRATIVE
Process Indicator
time

Step 1:

Control and stabilize

Reduce process variability by managing inputs and process parameters...


ILLUSTRATIVE
Process Indicator
time

Step 2:

Continuously improve

Increase averages with controls to support consistent delivery.

VALE

"Sustainable Business Improvement" starts with safety...

Total Recordable Injury Frequency Rate
(TRIFR)


3.00
2.27
1.90
1.97
2021
2022
2023
2024
YTD¹

Lost Time Incident Frequency
(LTIF)


0.39
0.37
0.29
0.13
2021
2022
2023
2024
YTD¹

High Potential Recordable Injuries (N2)
of events


5
4
6
6
2
2021
2022
2023
2024
YTD¹ ²

[1] As of April 30th. [2] Annualized.

VALE

The first phase of execution started this year, leveraging value with targeted investment

		Total Expenditure[1] in the next 3 Years
Secure stability…	**Capacity run rate & reliability** Enable operating stability and reaching production potential	**US$ 650 million**
Identify early wins…	**Sudbury:** Fill the mill with own sourced metals with higher margins **Salobo:** Improve physical performance to reduce costs and improve margins	**US$ 150 million**
Pathway to Value…	**Exploration & Project development** Delivering long-term value	**US$ 350 million**

Phase 1:
~$2 billion
potential value creation[2]

[1] Includes costs, expenses and capital expenditures. About 50% refers to CAPEX and 50% to one-off costs & expenses. [2] Assuming potential EBITDA Generation of circa US$ 400 million and a 7x EV/EBITDA target multiple, based on market consensus.

Focus on a 5–10% growth in volume and a 10% decrease in unit costs compared to our 2026 baseline

	2023	2026	Early wins vs. 2026	Phase 1 Target uplift
Copper production (kt)	321	375–410	+5%	30% productivity uplift in Sudbury
Cu All-in[1] ('000 per metric ton)	$3.4	$3.5–4.0	–10%	10% reduction in costs at Salobo
Nickel production (kt)	165	190–210 (210–230kt incl. Indo JVs)	+10%	30% productivity uplift in Sudbury
Ni All-in[1] ('000 per metric ton)	$16.9	$11.5–13.5	–10%	Fixed cost dilution at Sudbury

[1] EBITDA breakeven. It does not include sustaining capital.

VALE

VALE

A "Critical Path" has been developed for each asset...



Voisey's Bay
Mine & mill potential

Thompson
Ultramafics potential

Sudbury
Mines capability & processing utilization

Hu'u
De-risk

Salobo
Redefine production based on the asset's full potential

Sossego
Maximize production while addressing the mine plan

Onça Puma
Stability & growth

Carajás
Alemão project optimization

COPPER | NICKEL | POLYMETALLIC | GROWTH

Salobo:
Redefine production based on the full potential of the asset



Short-term focus
- Stabilize performance at Salobo 1 &2
- Ramp-up of Salobo 3

Pathway to value
- Validate the resource potential
- Optimize asset life and capacity

VALE

Short-term focus on productivity improvements

Improve asset reliability

Maintenance strategy to improve mine equipment reliability

Ramp-up to full capacity

Remove bottlenecks at Plants 1 & 2 and ramp-up Salobo 3

Electric excavator productivity

kt/hour


+8%
3.8
3.9
3.8
3.9
4.1
1Q23
2Q23
3Q23
4Q23
1Q24

Salobo Complex quarterly throughput

Mt


4.8
6.1
6.6
7.5
7.3
1Q23
2Q23
3Q23
4Q23
1Q24

Salobo

Resources are a key driver of operational value

Potential to add significant resources
through additional drilling

Extending the life of the asset
through additional resources, cut-off grade strategies

Increase throughput by 30%
through technological development such as Coarse Particle Flotation

Salobo pit cross section


SE
NW
Reserves
Resources

Current Reserves[1]:
1,089 Mt @ 0.62% Cu and 0.35 g/t Au

Current Resources[1]:
551 Mt @ 0.47% Cu and 0.23 g/t Au

[1] Mineral Resources (Measured and Indicated categories) exclusive of Mineral Reserve as of December 31, 2023, and shown in 100% basis.

Sossego:
Maximize production while addressing the mine plan


MOAGEM

Short-term focus
- Feed stability
- Bacaba project approval

Pathway to value
- Fill the mill at ~13 Mtpy – full capacity
- Optimize sequencing paths at the South Hub

VALE

Sossego

Opportunities to maximize mill utilization through sequencing


Sossego ore milled
Million tonnes
Cu head grade
Bacaba
10.4
11.6
12.7
0.8%
0.8%
0.7%
2024F
...
2026F
Target

Stabilize plant feed as current mines deplete
by improving operating conditions at the pit

Advance on licensing for Bacaba
aiming towards a collaborative solution with authorities

Optimize South Hub sequencing
through investments in geological drills to optimize sequencing paths

Sossego

Conceptual studies suggest a potential for bulk underground mining methods at current mines

Sossego mines: cross section – Undeground Potential


NW
SE
Pista
Sequeirinho I
Sequeirinho II
Sossego
Baiano
Low grade
High grade
Plunge 00
Azimuth 008
0 125 250 375 500

Opportunity for underground mining

potential of >50 Mt of ore (~850kt Cu) amenable for U/G mining[1]

Define the Mining Strategy

incremental production vs. protection of value in the crown pilar

VALE

[1] U/G opportunity is not currently Mineral Resource. There is still uncertainty if further exploration will result in the target being delineated as a Mineral Resource.

Sudbury:
Mines capability & processing utilization



Short-term focus
- Take the mill to ~5 Mtpy
- Increase mine development to drive higher ore availability

Pathway to value
- Take the mill to 7+ Mtpy
- Understand the resource endowment and validate its potential

VALE

Sudbury

Fill the mill roadmap

Ore to mill
million tons per year



~7
~5
4.7
+18% y/y
4.0
3.5
2022
2023
2024F
2026
2028
Short-term
Medium-term target

Improve mine development
to de-risk the current plan and grant future ore

Short-term payback projects
with low CAPEX, adding lower grade ore tonnes

Application of a new cut-off grade guidance
to improve the projects' feasibility and minimize costs

Full review of replacement projects
to optimize CAPEX and sequencing

VALE

Improvements underway will bring more tons forward at current mines

Consistent work to deliver development rate improvements

Daily reported development[1], Jan/2022 to May/2024, all Sudbury mines


Best
Most Likely
PMP²
PMP²
Mean shift up

Total development to access current and future mines

thousand feet


+52.8%
51.6
59.8
91.4
2022
2023
2024F

[1] Daily rates include both Vale and Contractor. Based on daily round count reconciled with ME Survey normalized for 2024. Growth and R&D included. [2] PMP refers to the yearly Planned Maintenance shutdown.

Sudbury

The team has mapped opportunities to increase mine output by changing cut-off and extraction strategies

E.g. change in cut-off grade strategy
as presented on Vale Day 2023


Energy Transition Metals Transformation
Sudbury: opportunities to unlock mill feed through a bolder cut-off grade strategy
Garson mine example
Lower-grade zones interspersed with zones within the cut-off limit
0.3% Ni reduction in Ni cut-off grade has the potential to increase resources tonnage by 50%
Opportunity to increase mill feed with low investment, using existing infrastructure
Current Plan
Incremental ore upside
Garson Main 4SHW 5200L (looking East)
valeday

Planned ore to mill additions in 2024
ktpy


270–360
185–245
35–45
10–15
500–665
Stobie Pit
Creighton
Garson
Totten Incremental
TOTAL

Sudbury

Our strategic pivot has started with a significant uplift in development, production, and margins

Mine Access Development
thousand feet per year


+28%
+35%
23
29
39
2022
2023
2024F

Ore Hoist
million tons per year


+9%
+22%
3.1
3.4
4.1
2022
2023
2024F

Ore Milled
kt per month


Fcst External
3rd Party Ore
Period average
Fcst Ontario
Vale Source Ore
500
450
400
350
300
250
200
150
100
50
0
jan/22
mar/22
mai/22
jul/22
set/22
nov/22
jan/23
mar/23
mai/23
jul/23
set/23
nov/23
jan/24
mar/24
mai/24
jul/24
set/24
nov/24

Unit Costs in Sudbury in 2024 are expected to decrease ~$ 2,000/t y/y

VALE

Significant polymetallic potential at the Sudbury basin

Sudbury Basin


Coleman
Garson
Stobie
Copper Cliff
Creighton
Totten
0 5km
Active Mines

Total Sudbury Reserves[4]
75 Mt @ 1.42%Ni; 1.37% Cu; 0.84 g/t Pt; 1.01 g/t Pd; 0.32 g/t Au

Total Sudbury Resources (M&I)[4]
40 Mt @ 1.37% Ni; 2.41% Cu; 1.16 g/t Pt; 1.47 g/t Pd; 0.49 g/t Au

The Creighton case


West Pit
Gertrude Pit
#3 Shaft Pit
118OB
Start-up 2024
~20yrs Life, Ramp Access
350ktpy* @1.5%Cu+Ni
Remnant areas
Near to infrastructure
De-risking Deep Plan
300OB HW
Start-up 2024
~20yrs Life, Bottom-Up
350ktpy* @2.4%Cu+Ni
Creighton Deep (Ph 4 & 5)
Operating
~20yrs Life, Top-Down
700ktpy* @5.5%Cu+Ni
0m
500m
1000m
1500m
2023 Life of Mine Plan (LoMP)
Proposed additions to LoMP 2024¹
Resource Endowment² – Tested and untested mineralized trends
Interpreted mineral deposits requiring further work

High probability of delivering new ore through an increased focus on exploration in the Sudbury Basin

Additional ore to mill in the next 2 years at Creighton through a revised extraction approach

[1] Draft 2024 LoMP. [2] Resource endowment potential is conceptual in nature and there is no guarantee further exploration will result in delineation as a mineral resource. * All units in metric tons. [4] Mineral Resources (Measured and Indicated categories) exclusive of Mineral Reserve as of December 31, 2023, and shown in 100% basis. Mineral Reserve as of December 31, 2023, and shown in 100% basis.

Voisey's Bay:
Mine & mill potential



Short-term focus
- Complete and fully ramp-up VBME
- Maximize mill throughput capacity

Pathway to value
- Understand the resource endowment
- Extend life of mine

Voisey's Bay

Bring the asset to reach its potential with the VBME ramp-up and low-grade ore additions


Voisey's Bay ore production
million tonnes per year
1.8
1.8
2.3
2.8
~3
2023
2024F
2025F
2026F
Asset potential
Open Pit mines
VBME (U/G mines)

Voisey's Bay Mine Project Ramp-up

completion expected by 2H26.
Production: 45 ktpy of Ni; 20 ktpy of Cu; 2.6 kt of Co

Maximize mill throughput to ~3 Mtpy (+10%)

by using lower grade material and potentially disseminated ore from Eastern Deeps mine

Improve life of mine plans and mine designs

by further understanding the resource endowment

Onça Puma:
Stability & growth



Short-term focus
- Add 12-15 ktpy through Furnace 2 implementation

Pathway to value
- Assess flowsheet processing options

Onça Puma

Continue to implement the Furnace 2 project while assessing flowsheet opportunities

Nickel production

kt



~35-40 kt
23
18
2022
2023
2026F

Significant improvement in asset reliability
through furnace 1 rebuild and additional maintenance work

Furnace 2 project under execution
with the project's physical progress standing at 39%. Start-up is expected by 2H25

Assessment of flowsheet optionalities
as production increases, teams are looking at different processing alternatives (e.g. Class 2-to-class 1 conversion; processing at Long Harbour)

Further 10% cost decrease at Onça Puma from the Furnace 2 project and productivity improvements

VALE

Growth:
Project Optimization



Pathway to value
- Review of growth options aiming to improve returns
- Select quality opportunities for value creation

Alemão project optimization: Targeting more efficient cost and capital investment

CAPEX: Simplify the processing flowsheet
reducing capital requirements

OPEX: Optimize mine plan and method
through alternative mining strategies

The Alemão Project

122.7 Mt Measured and Indicated resources @1.65% Cu; 1.22 g/t Au [1] [2]

60+ ktpy Cu production, 21-year mine life

Investment decision by 2025



Previous HPGR[3] layout



Simplified HPGR[3] Layout

[1] Mineral Resources (Measured and Indicated categories) exclusive of Mineral Reserve as of December 31, 2023, and shown in 100% basis. Values have been rounded.[2] Reported Mineral Resources are not mineral reserves and do not have demonstrated economic viability at this time [3] High Pressure Grinding Rolls.

Growth

Hu'u project de-risk: Significant opportunity… advancing on solutions to resolve technical challenges

Pre-mining cooling and dewatering confirmed
through an extensive hydrogeological data collection program

Lower-than-expected operational temperature
confirmed

Increased mined production rate
through a two-staged development approach

Government and community support
provides a strong foundation for project development

Bring mine production forward


Ore production¹ – Mtpy
50
40
30
20
10
0
Y1
Y5
Y10
Y15
Y20
Y25
Y30
Y35
Y40
Y45
Ph.2 – 48 Mtpy
Ph.2 – 36 Mtpy
Ph.1 – 24 Mtpy
Ph.1 – 18 Mtpy
Previous Study
New Study

Significant value opportunity[1]

2.1 Bt resource @0.86% Cu and 0.48 g/t Au[2]

Production: 300–350 kt/a Cu and 250–300 koz/a of Au

Investment decision by 2028

[1] Figures shown in 100% basis. Hu'u is 100% owned by PT Sumbawa Timur Mining (STM), an Indonesian private joint-venture company owned by Eastern Star Resources Pty Ltd (80%) and PT Aneka Tambang (20%). Eastern Star Resources Pty Ltd is 100% owned by Vale Base Metals Ltd. [2] Mineral Resources (Measured, Indicated and Inferred categories) exclusive of Mineral Reserve as of December 31, 2023, and shown in 100% basis.

VALE

Growth

Ultramafics: a Canada-based nickel growth opportunity

Thompson Nickel Belt: large ultramafic-hosted deposits

Ultramafics potential[1]

550–1,650 Mt @ 0.3–0.6% Ni


Kipper
Pipe
South Mystery
Moak
Ospwagan
South Manasan
Thompson

Metal recovery technically proven
through tests with Pipe Lake Mine historic piles

Next step: scale up
additional tons from Pipe to provide incremental ore production for Thompson mill

Improve projects' feasibility
through alternative mining strategies (e.g. cut off grade)

Assess resource endowment
through additional drilling campaign

VALE

[1] Exploration Targets are conceptual in nature and there is insufficient geological and engineering information to meet the definition of a mineral resource. It is uncertain if further exploration will result in the exploration target being delineated as a mineral resource.

A "Critical Path" has been developed for each asset...

VALE



Voisey's Bay
Mine & mill potential

Thompson
Ultramafics potential

Sudbury
Mine capability & processing utilization

Hu'u
De-risk

Salobo
Redefine production based on the full potential of the asset

Sossego
Maximize production while addressing mine plan

Onça Puma
Stability & growth

Carajás
Alemão project optimization

COPPER | NICKEL | POLYMETALLIC | GROWTH

From the Asset Review, we have mapped a potential to add up to 100 ktpy of copper...


Copper: production capacity
kpty
Take the asset to its potential
~400
~220
~80
~100
Salobo
Sossego
Canadian ops
~100
+60
+15
+25
~500
~900
Asset capacity pre-asset review¹
Potential mapped by the AR team
Asset potential (2028+)
Long term potential (2030+)
Growth
Hu'u (300-350 ktpy)
Alemão (~60-70 ktpy)
North Hub (70-100 ktpy)

¹ Considering the 2026 market guidance provided on Vale Day 2023.

… and ~40 ktpy in nickel, through productivity improvements and low-capital initiatives


Nickel: production capacity
kpty
Taking the asset to its potential
Growth
Sudbury
Thompson
Voisey's Bay
Onça Puma
PTVI
~210
~60
~10
~45
~40
~55²
~40
+25
+15
~250
>300
Asset capacity pre-asset review¹
Potential mapped by the AR team
Asset potential (2028+)
Long term potential (2030+)
Indonesian JV's (~20 ktpy³)
Ultramafics (~40 ktpy)

¹ Considering the 2026 market guidance provided on Vale Day 2023. ² Reflects the 80% offtake that VBM holds from PTVI Ni matte production. ³ Reflects the payable nickel in ore from Pomalaa and Sorowako HPAL; 49% share on Morowali/Bahodopi project; and VBM's 33.9% share on PTVI after divestment.

A phased approach is underway, aiming to capture the full value of our assets

Full asset potential

Increase profitability, generating capital to fund next stages

Early wins (up to 2026)

Volume up by 5-10%

Costs down by 10%

Deliver asset potential (2028+)

Capacity increase through productivity and low-CAPEX initiatives...

- **Up to ~100 kt of copper**
- **Up to ~40 kt of nickel**

... leading to unit cost decreases

- **Up to 2,000 in Ni**
- **Up to 1,000 in Cu**

Longer term potential (2030+)

Carajas Copper

Ultramafics

Hu'u

Innovation and technology

...

and beyond

	Early wins (up to 2026)	Deliver asset potential (2028+)	Longer term potential (2030+)
Δ EBITDA[1]	~$400 million	~$1.3 billion	BEYOND
TotEx[2]	~$800 million	~$3.3 billion	
Value[3] 7x multiple	~$2 billion	~$6 billion	

Cumulative

[1] Refers to incremental EBITDA for the business considering the implementation of asset review initiatives. Key assumptions: nickel price of $18,000/t; copper price of $8,500/t; copper TC/RC discount of US$ 500/t of payable copper. For every US$ 1,000/t variation in nickel price, Δ EBITDA varies by ~US$ 40 million; for every US$ 1,000/t variation in copper price, Δ EBITDA varies by ~US$ 100 million. [2] Comprises CAPEX and one-off costs. [3]Average industry multiple reference .

VALE

On the right path…

Focused on building core business processes for operations stability and improvement

"Effective and efficient" operations will provide the foundations for margin and value growth

Tackling early wins and project design optimization before accelerating growth

**Encouraging results achieved in 2024…
but asset reliability needs step-change process**

… to enable consistent value generation


VALE

VALE

1. Pathway to Value

Mark Cutifani

VBM Chairman

2. Market update

Tina Litzinger

Chief Commercial Officer

VALE

Recent price movements reflect increased volatility, especially in supply

LME Copper Cash Price

US$'000 /t


$13
$12
$11
$10
$9
$8
$7
Prices rangebound with Cu market fundamentals and macroeconomic conditions
Key asset closures and production guidance downgrades lead to upward price revisions
Jan-23
Mar-23
May-23
Jul-23
Sep-23
Nov-23
Jan-24
Mar-24
May-24

2023: $8,478/t	2024 YTD: $9,046/t

Avg Price

LME Nickel Cash Price

US$'000/t


$35
$33
$30
$28
$25
$23
$20
$18
$15
$13
$10
Nickel prices still normalizing from March 2022 short-squeeze and high prices in base metals complex
Speculative short positions grow again as fears of nickel oversupply take hold
Policy regionalization leads to short-covering and return to fundamentals
Jan-23
Mar-23
May-23
Jul-23
Sep-23
Nov-23
Jan-24
Mar-24
May-24

2023: $21,474/t	2024 YTD : $17,559/t

Avg Price

Source: Vale Base Metals (VBM) Marketing, Bloomberg.

Our long-term industry outlook remains unchanged

Total demand

million tons of finished metal

EV & Batteries | Renewables | Others



Ni
3.4
4.0
4.0
4.2
4.9
6.4
7.5
2020
2021
2022
2023
2025F
2030F
2035F
5% CAGR
2020-2035
~16% CAGR
EV & Batteries



Cu
28.9
30.3
30.6
31.1
32.8
36.2
39.7
2020
2021
2022
2023
2025F
2030F
2035F
2% CAGR
2020-2035
~16% CAGR
EV & Batteries
~9% CAGR
Renewables



Multi-decade shift in demand driven by decarbonization and energy transition
Supply-demand imbalance attracting interest across the industry
ESG driving product and price differentiation
EV supply chain development and critical minerals security

Source: VBM Marketing

In copper, challenges to supply should persist

Operations and Project Implementation

Declining mill head grades

% Cu


1.2
1.0
0.8
0.6
0.4
0.2
2000 2003 2006 2009 2012 2015 2018 2021 2024 2027 2030 2033

Historical Capex Overruns

US$ Million


Greenfield
1,600
50%
2,400
Brownfield
1,185
35%
1,600
Average Investment
Average Overrun

ESG

- Environmental requirements e.g. desalinization and water usage in South America
- Disputes with communities e.g Peru

Regulatory

- Restrictions in natural resources use in Chile
- Resource nationalism and logistical risks in Africa
- Increasing restrictions on mineral exports in Indonesia

Source: VBM Marketing, CRU.

Structural deficit will require new supply to offset demand growth

Lower copper grades

CAPEX overruns

ESG & government pressure

Market Balance – Primary copper

ktpy Cu


2024F
2025F
2026F
2027F
2028F
2029F
2030F
2031F
2032F
2033F
2034F
2035F
0
–1,000
–2,000
–3,000
–4,000
–5,000
–6,000
–7,000
Surplus
Deficit

2024F	2025F	2026F	2027F	2028F	2029F	2030F	2031F	2032F	2033F	2034F	2035F
-1%	0%	0%	-2%	-3%	-5%	-6%	-9%	-11%	-13%	-16%	-20%

Total Balance as a % of Primary Demand

Source: VBM Marketing

In nickel, supply from Indonesia will continue to grow

Primary Nickel Supply
Mt


Indonesia
ROW
2.5
25%
75%
2020
2.6
33%
67%
2021
2.9
41%
59%
2022
3.3
48%
52%
2023
3.8
53%
47%
2024F
4.0
61%
39%
2025F
4.5
64%
36%
2030F
4.5
64%
36%
2035F



VALE

Source: VBM Marketing

Regional policy and carbon should play a key role in the supply story

Regionalization


CRMA
CBAM
Industrial Upgrading
IRA
FTA[1] & FEOC[2]
Australia

Policy regionalization being used to establish local supply chains

Current Chinese dominance: 84% of the Cathode market share; 82% of the Cell market

Carbon footprint


kg CO2e/kg nickel in nickel sulphate
RKEF
RKEF route significantly higher carbon intensive
Conventional
HPAL (MHP)
0
25
50
75
100

[1] Free Trade Agreement. [2] Foreign Entity Concern.
Source: Benchmark Minerals and Vale Base Metals Marketing

The global EV market will continue to grow, with Ni-rich battery chemistries growing with the West's adoption

Policy support for EVs

- IRA[1] in the US
- CRMA[2] and CBAM[3] in Europe
- "Future Made in Australia" Act
- Continued subsidy in China

Ni-rich chemistries led by the West

- Higher energy density
- North America and Europe demand higher performance cars
- Various chemistries will be required to satisfy regional consumer preferences



Passenger EV Sales by Region
% share, million vehicles
RoW
Americas
Europe
China
14
18
22
45
67
13%
22%
58%
14%
22%
27%
37%
2023
2024F
2025F
2030F
2035F
2035
LFP4 Share
45%
31%
31%
67%

[1] Inflation Reduction Act. [2] Critical Raw Material Act. [3] Carbon Border Adjustment Mechanism. [4] Lithium iron phosphate battery
Source: VBM Marketing

More supply will be required in the long run

Market Balance – Primary nickel
ktpy Ni


400
200
0
-200
-400
-600
-800
-1,000
-1,200
2024F
2025F
2026F
2027F
2028F
2029F
2030F
2031F
2032F
2033F
2034F
2035F
Surplus
Deficit
8%
7%
7%
3%
1%
-7%
-10%
-13%
-14%
-16%
-18%
-20%
Total Balance as a % of Primary Demand

With further impacts from ...

- Carbon emissions
- Regionalization of supply chains
- ESG standards

VALE

Source: VBM Marketing.

Well-positioned to pivot

Global flowsheet in attractive jurisdictions



Sudbury
Ni pellets, chips and powders
Cu Conc.
Cu cathodes
PGMs
Co rounds

Voiseys' Bay & Long Harbour
Ni rounds
Co rounds

Onça Puma
FeNi

Clydach
Ni pellets, chips and powders

Matsusaka
Tonimet
Ni oxide (flowsheet)

PTVI
Ni matte (flowsheet)

Sossego and Salobo
Copper conc.

Low CO_2

1st quartile
in CO_2 emissions in **sulphide-based nickel** products [1]

1st quartile
in CO_2 emissions in **laterite-based nickel** products [1]

2nd quartile
in CO_2 emissions for Brazilian **copper concentrate** [1 2]

+ Comprehensive review of assets to increase competitiveness and take VBM's asset to their value potential

VALE

[1] Data source: 2022 data from Skarn Nickel GHG & Energy Q1 2023 v1.0 06-Apr-2023. Skarn data attempts to normalize data to final product bearing nickel (e.g., refined nickel). Vale operations' data are based on actuals, as calculated by Vale for finished products, comprising Vale's calculated Scope 1 + Scope 2 emissions for integrated operations from mine to refined product. Scope 3 (upstream) is excluded. [2] Refers to Salobo and Sossego

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Vale Base Metals

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June 20, 2024

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Vale Base Metals

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June 20, 2024